UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018 (Report No. 4) Commission File No. 001-35932
ARCTURUS THERAPEUTICS LTD.
(Translation of registrant’s name into English)

10628 Science Center Drive, Suite 250 San Diego, California 92121
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

On May 27, 2018, Arcturus Therapeutics Ltd. (the “Company”) entered into an Agreement and Release (the “Settlement Agreement”) by and among the Company, Arcturus Therapeutics, Inc., a wholly-owned subsidiary of the Company (“THI”), Stuart Collinson (“Collinson”), Craig Willett (Willett”), Daniel Geffken (“Geffken”), David Shapiro (“Shapiro” and with Collinson, Willett and Geffken, the “Resigning Directors”)), Joseph Payne (“Payne”), Padmanabh Chivukula (“Chivukula”), Mark Herbert (“Herbert”) and Rebecque Laba (“Laba”).

Pursuant to the Settlement Agreement, the Company agreed to reschedule the 2018 extraordinary meeting of shareholders (the “2018 EGM”) for July 3, 2018 and to include a resolution at the 2018 EGM to approve the execution and performance by the Company of the Settlement Agreement. Payne, Chivukula and the Resigning Directors also agreed not to (i) submit any other resolutions for approval at the 2018 EGM (other than those described in the Settlement Agreement) or (ii) initiate, encourage or participate in any “vote no,” “withhold” or similar campaign with respect to the 2018 EGM.

The Settlement Agreement became effective on May 27, 2018 (the “Effective Date”), upon delivery by Payne of irrevocable undertakings from Payne, Chivukula, Mr. Peter Farrell, Mr. Andrew Sassine, Mrs. Magda Marquet and Mr. James Barlow (the “2018 Nominees”), and other shareholders of the Company collectively holding at least 50.01% of the Company’s issued share capital (including all vested options exercisable prior to July 3, 2018) providing for the irrevocable proxy to participate at the 2018 EGM and vote all of their shares to approve the execution and performance by the Company of the Settlement Agreement. The Settlement Agreement was approved by the Israeli District Court on May 28, 2018 upon a joint motion for validation of the Settlement Agreement.

Pursuant to the Settlement Agreement, within two business days of the Effective Date, the parties to the Settlement Agreement agreed to dismiss with prejudice the following lawsuits: (i) Joseph Payne v. Stuart Collinson, Craig Willett, Daniel Geffken, David Shapiro, Padmanabh Chivukula, Mark R. Herbert and Arcturus Therapeutics Ltd., the Tel-Aviv-Jaffa District Court of Israel, Civil Case 55916-02-18; (ii) Arcturus Therapeutics Ltd.; Arcturus Therapeutics, Inc. v. Joseph E. Payne, Superior Court of California, San Diego, Case No. 37-2018-00015271-CU-BC-CTL; (iii) Arcturus Therapeutics, Inc. v. Joseph E. Payne; Peter Farrell; Andrew Sassine; Bradley Sorenson; James Barlow; and Does 1 through 100, United States District Court, Southern District of California, Case No. 18-cv-766-MMA(NLS); (iv) Arcturus Therapeutics, Inc. vs. Chivukula, Padmanabh, JAMS – Arbitrator Charles H. Dick, REF# 1240023152; and (v) Arcturus Therapeutics Ltd. v. the Justice Ministry – the Official Receiver, the Tel-Aviv-Jaffa District Court of Israel, Civil Case 31074 05 18.

In addition, pursuant to the Settlement Agreement, on the Effective Date (i) the Resigning Directors resigned from the Company’s board of directors and from any other position in the Company and THI, (ii) the 2018 Nominees were appointed as members of the Company’s board of directors, in each case pursuant to a unanimous written consent of the Company’s board of directors executed pursuant to the Israeli Companies Law, 5759-1999 and the Company’s articles of association, (iii) Herbert and Laba (the “Resigning Officers”), resigned as employees and officers of the Company and THI, (iv) the Company agreed to pay accrued approved director fees to the non-employee directors, to continue to pay the Resigning Officers their base salaries until July 6, 2018, and to pay Herbert a severance payment equal to ½ of his base salary, to pay Laba a severance payment equal to ¼ of her base salary and to pay for certain health insurance coverage premiums of the Resigning Officers. The Company also agreed to vest the unvested shares of restricted stock owned by one Resigning Director.

Pursuant to the terms of the Settlement Agreement, the Company agreed to maintain in effect the Company’s existing directors’ and officers’ insurance policies on the same or better terms and the Company agreed to purchase a directors and officers “tail” insurance policy covering all current and former directors and officers for any acts or events occurring prior to the Effective Date for a period of at least six years, as further set out in the Settlement Agreement. The Company also agreed to reimburse each of Payne and Chivukula for all of their respective reasonable fees and expenses incurred in connection with the pending litigation identified above and the entry into the Settlement Agreement.

Each of the Company, Payne and Chivukula and the Resigning Directors, on behalf of themselves and their related parties, released each other from certain claims arising prior to the Effective Date, as further set forth in the Settlement Agreement.

The foregoing summary of the Settlement Agreement is not complete and is subject to, qualified in its entirety by, and should be read in conjunction with, the full text of the Settlement Agreement, which is filed as Exhibit 99.1 to this Current Report on Form 6-K and incorporated herein by reference.

Exhibits

99.1	Agreement and Release dated May 27, 2018 of Arcturus Therapeutics Ltd.

99.2	Press Release dated May 29, 2018 of Arcturus Therapeutics Ltd., announcing appointment of four new directors and entry into settlement agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCTURUS THERAPEUTICS LTD.

	By:	/s/ Joseph E. Payne
		Name:	Joseph E. Payne
		Title:	Chief Executive Officer

Date: May 29, 2018

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